Filed Pursuant to Rule 253(g)(2)

File No. 024-12463

Offering Circular Supplement No.1

Dated January 16, 2025

to

Offering Circular dated July 15, 2024

INTERNATIONAL STAR, INC.

2,000,000,000 Units

This Offering Circular Supplement No. 1 (the “Supplement”) supplements our Offering Circular dated July 15, 2024 (the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (SEC File No. 024-12463), relating to the offer and sale by us of up to 2,000,000,000 Units, each comprised of one share of common stock, par value $0.001 (“Common Stock”), and one common share purchase warrant to purchase one additional share of Common Stock.

In the Offering Circular, we disclosed that Mr. Todd Masse was our Chief Executive Officer. This Supplement is being filed to disclose that by mutual agreement, Mr. Masse has resigned as Chief Executive Officer, and that the Company appointed Mr. Robert Klein as the new Chief Executive Officer to replace Mr. Masse.

Mr. Klein brings more than 25 years of investment and marketing expertise, making him a prominent leader in the fields of alternative investments, private equity, and cannabis. As CEO of International Star Inc., Robert plays a pivotal role in steering the company toward sustainable growth and strategic innovation. His extensive experience includes serving as a trusted advisor to a prominent family office in Toronto, where he oversees the sourcing and development of direct investment opportunities across multiple asset classes, including equity and debt.

In addition to his role at International Star Inc., Robert is a founding partner of Budding Equity Inc., a company he established over seven years ago to tap into the burgeoning cannabis sector. Under his leadership, Budding Equity has grown through robust partnerships and forward-thinking product offerings, positioning itself as a key player in the cannabis industry. Robert also presides over Convoy Capital Corporation, an alternative investment consulting firm that specializes in hedge fund due diligence, strategic advisory, and business growth planning. Through Convoy Capital, he has helped numerous global managers and family offices enhance their investment strategies and achieve long-term success. Robert's career is distinguished by his ability to secure substantial fundraising, foster product development, and his unwavering commitment to evolving the investment landscape through insightful, strategic advisory services.

This Supplement should be read in conjunction with, and may not be delivered or utilized without, the Offering Circular, including any amendments or supplements to it.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1100788/000168316824004868/intlstar_1a.htm

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.